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Document is copied.
Filed by Cymer, Inc. pursuant to Rule 425 of the Securities Act of 1933 Subject Company: Active Control eXperts, Inc., a private issuer.
The Commission File Number for Cymer, Inc. is 0-21321


FOR IMMEDIATE RELEASE

INVESTOR RELATIONS CONTACT:   ACX CONTACT:                   AGENCY CONTACT:
Terry Slavin                  Jody Vipperman                 Marie Labrie
Director, Corp. Comm. & IR    VP, Marketing                  Account Director
Cymer, Inc.                   ACX                            MCA
Tel: (858) 385-5232           Tel: (617) 577-0700 x306       Tel: (650) 968-8900
Fax: (858) 385-6090           Fax: (617) 577-0656            Fax: (650) 968-8990


                       CYMER ANNOUNCES ACQUISITION OF ACX

     ACQUISITION OF MOTION CONTROL AND SMART STRUCTURES TECHNOLOGY BROADENS
                       CYMER'S FUTURE MARKET OPPORTUNITIES

SAN DIEGO, Calif., and CAMBRIDGE, Mass., November 20, 2000 - Cymer, Inc. (Nasdaq
NM: CYMI), the world's leading supplier of excimer light sources used in semiconductor manufacturing, and ACX, (Active Control eXperts, Inc.), a leading privately held supplier of precision motion control technology, today announced that they have signed a definitive agreement whereby Cymer will acquire ACX in an all-stock transaction. Under the terms of the acquisition agreement, Cymer will issue 1,025,000 shares of Cymer common stock for ACX, and the latter will become a wholly owned subsidiary of Cymer. The transaction is expected to close in early 2001.

The acquisition will extend Cymer's opportunity and product offerings into the field of adaptive precision motion diagnostics and control. ACX technology can be physically embedded, creating adaptive "smart structures" to intrinsically improve the stability and precision of motion control in next-generation semiconductor capital equipment. Cymer believes ACX's technology will enable solutions for a host of stability and control challenges faced by the equipment industry.

Commenting on the acquisition, Robert Akins, Cymer's chairman and chief executive officer, noted, "This is Cymer's first step in our strategy of assembling a portfolio of leading edge and enabling technologies for the nanofabrication era. Born out of the control theory labs at MIT, ACX technology provides a unique solution for overcoming nano-motion mitigation and control challenges in our industry that must be solved going forward." Akins continued, "Since our first meeting, we at Cymer have been extremely impressed with the talent and drive of the ACX team. By combining the core competencies of ACX's technology with Cymer's leading position in advanced lithographic lightsources and related semiconductor processing, we will be even better positioned to develop and deliver future enabling solutions to our customers and the industry."

Dr. Ken Lazarus, ACX's chief executive officer, said, "We are excited about accessing Cymer's proven market expertise and believe it will accelerate the penetration of our embedded software technology into the attractive semiconductor equipment market. By teaming with Cymer, ACX gains marketing strength, industry applications capability, and the advantage of a worldwide service and support infrastructure. This acquisition by Cymer fulfills our long-standing vision of possessing the size and resources necessary for our technology to fully realize its value." Upon completion of the acquisition, Lazarus will become a senior vice president of Cymer, and general manager of the wholly owned subsidiary.


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CYMER ANNOUNCES ACQUISITION OF ACX...................................PAGE 2 OF 2


Located in Cambridge, ACX was founded in 1992 by Dr. Ken Lazarus and Dr. Edward Crawley, and currently has 40 employees. ACX is a leading developer, manufacturer and marketer of hardware, software and firmware solutions for vibration and motion control. ACX provides active control solutions to original equipment manufacturers of precision manufacturing equipment where speed, accuracy and precision provide competitive advantage.

Cymer estimates that the transaction will have the following impact on its operating results after closing, which Cymer anticipates will occur in the first quarter of 2001: the issuance of an aggregate of 1,025,000 shares of Cymer's common stock and options to purchase common stock will result in dilution of earnings per share by approximately $0.02 to $0.03 per share, per quarter. The amortization of goodwill and other transaction costs and operating losses, which are expected to gradually decline during the year, are estimated to be $0.03 to $0.05 per share, per quarter. Cymer has not yet determined the impact on these estimates of any write-off of in-process R&D as a result of the acquisition of ACX. Cymer anticipates that the operations of ACX will become accretive to Cymer's earnings per share during fiscal 2002.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including statements regarding the successful closing and expected closing date of the acquisition, the extension of Cymer's future positioning and product offerings, ACX's technology enabling solutions for various technologies, Cymer's strategy of assembling a portfolio of technologies and being better positioned to deliver future enabling solutions, and the estimates of the transaction's impact on Cymer's operating results, are forward-looking statements, are based on current information and expectations and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: risks and uncertainties associated with the acquisition of ACX by Cymer, including approval by the ACX stockholders and satisfaction of the various conditions to closing, and the integration of operations and technologies following the closing; risks and uncertainties associated with the development and marketing of new products incorporating ACX technology in combination with Cymer technology; delays or cancellations by customers of their orders; the timing of customer orders, shipments and acceptances; inability of the combined company to meet its production and/or product development schedules; failure of the combined company to manage its expense levels and unanticipated expenses; the rate at which semiconductor manufacturers take delivery of photolithography tools from the combined company's customers; the demand for semiconductors in general, and, in particular, for leading-edge devices with smaller geometries; and new and enhanced product offerings by competitors. For other factors, which may cause actual results to differ from those projected, please refer to Cymer's Form 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission.

Cymer, Inc. is the world's leading supplier of excimer laser illumination sources, the essential light source for deep ultraviolet (DUV) photolithography systems. DUV lithography is a key enabling technology, which has allowed the semiconductor industry to meet the exact specifications and manufacturing requirements for volume production of today's advanced semiconductor chips. Further information on Cymer may be obtained from Cymer's SEC filings, the Internet at http://www.cymer.com or by contacting Cymer directly.


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WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Registration Statement regarding the proposed acquisition of Active Control eXperts, Inc. when it becomes available because it will contain important information regarding the transaction. The Registration Statement will be filed with the Securities and Exchange Commission by Cymer, Inc. Investors and security holders may obtain a free copy of the Registration Statement (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Registration Statement and these other documents may be obtained for free from Cymer, Inc.